Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed the entire S-1 filing statement for Strong Solutions, Inc.

We have also analyzed the analytical sections and their conclusions as derived from the Audited Financial Statements. We are in agreement as to their correctness as presented in this document. We hereby consent to the use in their initial Registration Statement pertaining to the registration of 2,000,000 shares of common stock of Strong Solutions, Inc. of our Audit Report dated March 13, 2015 with respect to the financial statements of Strong Solutions, Inc. as of December 31, 2014 and for the period June 18, 2014(inception) through December 31, 2014. Additionally, we have reviewed the financial statements for the three months ended March 31, 2015. We also consent to the reference to us as “Experts” in the above referenced Registration Statement.

/s/ Scrudato & Co., PA

Califon New Jersey

April 7, 2015